Exhibit No. 1

Date: Contact: Phone: Email:	Wednesday, September 19, 2001 Mark Funston (301) 731-2300 mark_funston@g1.com

Group 1 Software Announces Stock Repurchase Program

Group 1 Software (Nasdaq: GSOF) a leading provider of Customer Relationship Management (CRM) enabling software solutions, announced today that the Executive Committee of its Board of Directors has authorized a stock repurchase program of up to $10 million. The repurchases will be effected through open market purchases and/or privately negotiated transactions. Purchases will be made at such prices as the officers of the Company believe appropriate and in the best interest of the Company. Depending on market conditions and other factors, purchases may be commenced or suspended at any time without prior notice.

In making the announcement, Group 1 CEO Bob Bowen said, “Our priority for the use of our cash continues to be the growth of our business through investments in our existing activities, plus focused acquisitions of related businesses and technologies. Given Group 1’s strong cash position — over $40 million — and excellent cash flow, however, we believe that the stock repurchase program can represent an additional, very attractive use of Company resources.”

Bowen continued:“Given our record of profitability and growth, our leadership positions in a number of high-potential market areas and our exceptionally strong balance sheet, we believe the current stock price fails to reflect the value of Group 1. For this reason, we believe that the stock repurchase program will be in the best interests of our shareholders.”

Group 1 Software is a leading provider of software for data quality, marketing automation, customer relationship communications, and direct marketing applications. Group 1 supports MVS, VSE, AS/400, UNIX (including Linux), Windows NT, Windows 2000 and other operating systems and various computers. Group 1 has offices throughout the United States and in Canada, the United Kingdom, continental Europe, and Latin America. The Company is also represented in Asia and Australia.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation reform Act of 1995. Words like “high potential” and, “believe” are intended to identify forward- looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance of these forward-looking statements, which address the conditions as they are found on the date of this press release. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements that may be made to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of unanticipated events. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission. Group 1 Software, is a registered trademark of Group 1 Software, Inc.

Additional Contact Information

David Peikin Corporate Communications Manager Group 1 Software, Inc. (301) 918-0818 pr@g1.com	Charles Messman MKR Group (212) 308-4557 cmessman@mkr-group.com